Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Heritage Global Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

In this Exhibit 4.2, when we refer to the “Company,” “we,” “us” or “our” or when we otherwise refer to ourselves, we mean Heritage Global Inc., excluding, unless otherwise expressly stated, our subsidiaries and affiliates.

The following description is a summary of the material terms of our Amended and Restated Articles of Incorporation, as amended (the “Articles”), and our Bylaws, as amended (the “Bylaws”), as currently in effect. This description is subject to, and qualified in its entirety by reference to, our Articles and our Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit 4.2 is a part. We encourage you to read our Articles, our Bylaws and the applicable provisions of the Florida Business Corporation Act (“FBCA”), for additional information.

Authorized Capital

We are authorized to issue an aggregate of 300,000,000 shares of common stock, $0.01 par value per share (“Common Stock”) and 10,000,000 shares of preferred stock, par value of $10.00 per share, in one or more series and to determine the relative rights and preferences of such preferred stock. As of March 1, 2021, we had 35,281,183 shares of Common Stock issued and outstanding and 568 shares of Series N Preferred Stock (as defined below) issued and outstanding.

Common Stock

Each share of Common Stock is entitled to one vote per share. The Articles do not provide for cumulative voting in the election of directors.

The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. In the event of our liquidation, dissolution, or winding up, holders of our Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

The holders of our Common Stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences, and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock. All issued and outstanding shares of Common Stock are duly issued, fully paid and nonassessable.

Subject to any preference rights of holders of our preferred stock that the Company may issue in the future, the holders of our Common Stock are entitled to receive dividends, if any, declared from time to time by our Board of Directors out of legally available funds. We have not paid dividends on our Common Stock and do not anticipate that we will pay dividends in the foreseeable future. Dividends payable to shares of Series N Preferred Stock, if any, will be paid on an as-converted basis equal to Common Stock dividends. As of December 31, 2020, we do not have any preferred stock outstanding which has any preferential dividends.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders and within the limitations and restrictions stated in our Articles, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, preemptive rights and the number of shares constituting any series or the designation of such series.

Of the 10,000,000 shares of preferred stock authorized under our Articles, the Company has designated 20,000 shares as Series N Preferred Stock with a par value of $10.00 per share (“Series N Preferred Stock ”). Each share of Series N Preferred Stock has a voting entitlement equal to 40 shares of Common Stock, votes with the Common Stock on an as-converted basis and is senior to all other preferred stock of the Company. The conversion value of each share of Series N Preferred Stock is $1,000, and each share is convertible to 40 common shares at the rate of $25.00 per common share. Each share of Series N Preferred Stock is entitled to receive dividends on an as-converted basis with the Common Stock, if any. The holders of Series N Preferred Stock are entitled to liquidation preference over common stockholders equivalent to $1,000 per share As of March 1, 2021, there were 568 shares of Series N Preferred Stock issued and outstanding.

The issuance of preferred stock could have the effect of decreasing the market price of our Common Stock and could adversely affect the voting and other rights of the holders of our Common Stock.

Anti-Takeover Effects of Our Articles, Bylaws and Certain Provisions of Florida Law

Composition of the Board of Directors; Election and Removal of Directors

Our Articles set the number of members of the Board of Directors as not less than five nor more than nine, with the exact number to be determined by resolution adopted by the majority of the whole Board of Directors. The Board of Directors is separated into three classes, as nearly equal in number as the then total number of directors constituting the whole Board of Directors permits, with the term of office of one class expiring each year. Any vacancies in the Board of Directors for any reason, including from an increase in the number of directors, may be filled by the majority of the Board of Directors (though less than a quorum), and any directors so chosen would hold office until the next election of their class of directors and until their successors are elected and qualified. Stockholders may nominate directors at a duly convened meeting of the stockholders only if written notice of such stockholders’ intent to make such nomination has been given within five business days following the first day in which notice of the meeting was provided to the stockholders.

The classified board provision of our Articles could have the effect of making the replacement of incumbent directors more time consuming and difficult. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, directors may be removed only for cause by a majority of the entire Board of Directors. In addition, any director or the entire Board of Directors may be removed, with or without cause, by the affirmative vote of the holders of at least 67% of the outstanding shares of the corporation then entitled to vote generally in the election of directors cast at a meeting of the shareholders called for that purpose.

Meetings of the Stockholders

Annual meetings of the stockholders of the Company shall occur only at the designated time and place of the Board of Directors. Special meetings may be called at any time by the President or the Board of Directors. The President of the Company must call a special meeting upon written request of stockholders of records holding an aggregate of 10% of the outstanding share of capital stock of the Company entitled to vote. Our Articles and Bylaws do not provide for the right of stockholders to act by written consent without a meeting.

Our Bylaws require that advance notice must be provided by our stockholders to nominate persons for election to our Board of Directors as well as to propose actions to be taken at an annual meeting.

Amendments to our Articles and Bylaws

Under the FBCA, our Articles may not be amended by stockholder action alone. Rather, our Articles may be amended only if such amendment is declared advisable and formally adopted by our Board of Directors and then approved by the affirmative vote of the holders of a majority of the votes entitled to be cast on the matter. The affirmative vote of the holders of at least sixty-seven percent (67%) of the votes entitled to be cast on such matter is required to amend, alter, repeal or adopt provisions of our Articles relating to the number, election and removal of directors or any other matters inconsistent with Article V of our Articles.

Our Board of Directors has the power to adopt, alter or repeal any provision of our Bylaws and to make new bylaws. Pursuant to the FBCA, our stockholders also have the concurrent right to amend our Bylaws by the affirmative vote of a majority of the outstanding shares of stock. Any stockholder proposal may not be voted upon at a special or annual meeting of the stockholders unless such stockholder provides the Board of Directors or Secretary of the Company notice of the intent to present a proposal for action at the forthcoming meeting of the stockholders no more than five business dates following the date on which notice of the meeting is first given the stockholders.

Florida Anti-Takeover Statute

The Company is a Florida corporation and is therefore subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the FBCA, a publicly held Florida corporation may not engage in a broad range of extraordinary corporate transactions with an interested shareholder within three years of when the shareholder became an interested shareholder without the approval of the holders of two-thirds of the voting shares of the corporation (excluding shares held by the interested shareholder), unless, among other exceptions:

•	the transaction is approved by a majority of disinterested directors;
•

the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least three years preceding the announcement date of any such extraordinary corporate transaction;

•

the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

Subject to certain exceptions, an interested shareholder is defined as a person who beneficially owns more than 15% of a corporation’s outstanding voting shares. Although permitted by the FBCA, we have not elected in our Articles to opt out of the terms of Section 607.0901. This statutory provision may prevent takeover attempts that might result in a premium over the market price for shares of our Common Stock.

Pursuant to our Bylaws, we have elected to opt out of the provisions of Section 607.0902 of the FBCA, which would prohibit the voting of shares in a publicly held Florida corporation that are acquired in a control share acquisition unless (i) the Board of Directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by the Board of Directors, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to exercise or direct the exercise of the voting power of the corporation in an election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third of all voting power;
•	one-third or more but less than a majority of all voting power; or
•	a majority or more of all voting power.

Limitations on Liability and Indemnification of Officers and Directors

Pursuant to the FBCA, our Directors are not personally liable for monetary damages to the Company or to any other person, except where such act breached such Director’s duties and such breach constituted a violation of criminal law, the director derived an improper personal benefit, and certain other circumstances involving wrongful acts. Our Bylaws contain provisions to indemnify directors, officers, employees or agents of the Company made part of a legal proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company. Such indemnification may only be provided upon the determination of a majority of disinterested Directors or a duly convened committee thereof, by independent legal counsel selected by the Board of Directors, or by the majority vote of a quorum consisting of stockholders who were not parties to such proceeding. The limitation of liability of directors do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s fiduciary duty. These provisions will not alter the liability of directors under federal securities laws.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval, except as may be required under the listing rules of any stock exchange on which our Common Stock is then listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our Board of Directors has the authority to issue shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for holders of our Common Stock or that a stockholder might consider in its best interest. Further, the existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8300.

Listing

Shares of our Common Stock are listed on the OTC Market under the symbol “HGBL” and on the Canadian Securities Exchange under the symbol “HGP”.